Exhibit (a)(1)(G)

FORM OF COMMUNICATION TO ELIGIBLE OPTIONHOLDERS

CONFIRMING RECEIPT OF NOTICE OF WITHDRAWAL

From:	Cambium Learning Group, Inc.
Re:	Confirmation of Receipt of Notice of Withdrawal

This message confirms that we have received your Notice of Withdrawal. If your Notice of Withdrawal is properly completed and signed, this means that you have elected to withdraw all of your Eligible Options from the exchange offer and that you have revoked your prior acceptance of our offer to exchange your Eligible Options for New Options. You will not receive any New Options and you will retain your Eligible Options previously tendered for exchange with their existing expiration date, exercise price, vesting schedule and other terms and conditions. Your Eligible Options will continue to be governed by the equity incentive plan under which they were originally granted and by any existing stock option agreements with Cambium.

If your Notice of Withdrawal is properly completed and signed, we accept your rejection of our exchange offer. Your Eligible Options will remain outstanding after this exchange offer closes on the Expiration Date, which we expect will be at 5:00 p.m., Eastern Time, on July 24, 2013 (or a later Expiration Date if we extend the offer).

You should direct questions about the exchange offer or requests for assistance (including requests for additional copies of the exchange offer, the Election Form or other documents relating to this exchange offer) to Todd Buchardt, by facsimile to
(214) 424-6425, by mail or delivery service to Cambium Learning Group, Inc., Attention: Todd Buchardt, 17855 North Dallas Parkway, Suite 400, Dallas, Texas 75287, by phone at (214) 932-9590, or by e-mail to todd.buchardt@cambiumlearning.com.